Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2024 and 2023, and January 1, 2023

(in millions of Korean won)

	Notes	December 31, 2024		December 31, 2023		January 1, 2023
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	29,869,111	~~W~~	29,836,311	~~W~~	32,474,750
Financial assets at fair value through profit or loss	4,6,8,12		79,450,093		77,038,267		70,092,497
Derivative financial assets	4,6,9		11,730,767		6,157,628		9,446,580
Loans measured at amortized cost	4,6,10,11		472,071,840		444,805,287		433,038,931
Financial investments	4,6,8,12		131,009,464		122,199,529		115,452,659
Investments in associates and joint ventures	13		947,390		722,222		682,669
Insurance contract assets	38		276,191		229,640		83,304
Reinsurance contract assets	38		1,497,147		1,642,432		1,484,622
Property and equipment	14		5,390,015		4,945,699		4,991,467
Investment property	14		3,759,176		4,109,784		3,148,340
Intangible assets	15		1,966,684		1,950,858		1,858,470
Net defined benefit assets	25		258,500		374,090		478,934
Current income tax assets			339,855		244,317		204,690
Deferred income tax assets	17,34		278,824		274,225		188,372
Assets held for sale	18		136,838		208,230		211,758
Other assets	4,6,19		18,863,637		20,986,897		14,815,439

Total assets		~~W~~	757,845,532	~~W~~	715,725,416	~~W~~	688,653,482

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	10,720,231	~~W~~	10,920,435	~~W~~	12,271,604
Derivative financial liabilities	4,6,9		11,783,494		6,210,639		9,509,769
Deposits	4,6,21		435,687,897		406,512,434		393,928,904
Borrowings	4,6,22		68,077,012		69,583,561		71,717,366
Debentures	4,6,23		76,171,257		69,176,668		68,698,203
Insurance contract liabilities	38		55,863,701		50,617,990		46,372,434
Reinsurance contract liabilities	38		56,266		36,030		31,728
Provisions	24		927,632		1,444,418		933,701
Net defined benefit liabilities	25		100,187		81,869		85,745
Current income tax liabilities			530,720		145,335		998,681
Deferred income tax liabilities	17,34		1,682,292		2,094,912		1,452,057
Other liabilities	4,6,26		36,429,662		40,264,935		28,850,033

Total liabilities			698,030,351		657,089,226		634,850,225

Equity
Share capital			2,090,558		2,090,558		2,090,558
Hybrid securities			5,082,578		5,032,803		4,434,251
Capital surplus			16,646,734		16,647,916		16,940,731
Accumulated other comprehensive income	36		496,922		2,152,644		1,002,881
Retained earnings			34,808,220		31,934,600		28,890,922
Treasury shares			(1,236,060)		(1,165,837)		(836,188)

Equity attributable to shareholders of the Parent Company	27		57,888,952		56,692,684		52,523,155
Non-controlling interests			1,926,229		1,943,506		1,280,102

Total equity			59,815,181		58,636,190		53,803,257

Total liabilities and equity		~~W~~	757,845,532	~~W~~	715,725,416	~~W~~	688,653,482

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(in millions of Korean won, except per share amounts)

	Notes	2024		2023
Interest income		~~W~~	30,491,385	~~W~~	29,142,024
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			29,001,556		27,705,759
Interest income from financial instruments at fair value through profit or loss			1,458,512		1,415,366
Insurance finance interest income			31,317		20,899
Interest expense			(17,664,671)		(16,961,164)
Interest expense			(16,186,914)		(15,426,706)
Insurance finance interest expense			(1,477,757)		(1,534,458)

Net interest income	5,28		12,826,714		12,180,860

Fee and commission income			5,481,843		5,368,074
Fee and commission expense			(1,632,216)		(1,694,550)

Net fee and commission income	5,29		3,849,627		3,673,524

Insurance income			11,456,191		11,005,471
Insurance income			11,017,155		10,322,356
Reinsurance income			439,036		683,115
Insurance expense			(9,806,430)		(9,558,619)
Insurance service expense			(8,884,168)		(8,720,568)
Reinsurance expense			(922,262)		(838,051)

Net insurance income	5,38		1,649,761		1,446,852

Net gains on financial instruments at fair value through profit or loss	5,30		1,012,081		2,163,065

Other insurance finance expenses	38		(437,001)		(572,476)

Net other operating expenses	5,31		(1,873,011)		(2,712,989)

General and administrative expenses	5,32		(6,938,624)		(6,647,406)

Operating income before provision for credit losses	5		10,089,547		9,531,430

Provision for credit losses	5,7,11,12,19,24		(2,044,286)		(3,146,409)

Net operating income			8,045,261		6,385,021

Share of profit (loss) of associates and joint ventures	13		(16,884)		33,110
Net other non-operating expenses	33		(1,043,130)		(297,980)

Net non-operating expenses			(1,060,014)		(264,870)

Profit before income tax expense			6,985,247		6,120,151
Income tax expense	34		(1,956,641)		(1,593,817)

Profit for the year	5		5,028,606		4,526,334

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2024		2023
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25	~~W~~	(85,375)	~~W~~	(72,170)
Share of other comprehensive loss of associates and joint ventures			—		(2)
Gains (losses) on equity securities at fair value through other comprehensive income			(254,864)		69,605
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(5,514)		(52,863)

			(345,753)		(55,430)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			582,872		317
Gains on debt securities at fair value through other comprehensive income			1,468,299		3,304,471
Share of other comprehensive income of associates and joint ventures			165		26
Gains on cash flow hedging instruments	9		34,741		53,923
Losses on hedging instruments of net investments in foreign operations	9		(186,708)		(14,659)
Insurance finance expense	38		(3,176,328)		(2,117,504)

			(1,276,959)		1,226,574

Other comprehensive income (expense) for the year, net of tax			(1,622,712)		1,171,144

Total comprehensive income for the year		~~W~~	3,405,894	~~W~~	5,697,478

Profit (loss) attributable to:	5
Shareholders of the Parent Company		~~W~~	5,078,221	~~W~~	4,594,835
Non-controlling interests			(49,615)		(68,501)

		~~W~~	5,028,606	~~W~~	4,526,334

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	3,419,852	~~W~~	5,772,352
Non-controlling interests			(13,958)		(74,874)

		~~W~~	3,405,894	~~W~~	5,697,478

Earnings per share	37
Basic earnings per share		~~W~~	12,880	~~W~~	11,483
Diluted earnings per share			12,726		11,218

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Notes	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2023		~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,249,922	~~W~~	28,948,425	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,107,801

Changes in accounting policies									(247,041)		(57,503)						(304,544)
Balance as of January 1, 2023 (After the restatement) Comprehensive income for the year			2,090,558		4,434,251		16,940,731		1,002,881		28,890,922		(836,188)		1,280,102		53,803,257
Profit (loss) for the year			—		—		—		—		4,594,835		—		(68,501)		4,526,334
Remeasurements of net defined benefit liabilities			—		—		—		(72,525)		—		—		355		(72,170)
Currency translation differences			—		—		—		7,306		—		—		(6,989)		317
Gains on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		3,346,061		27,755		—		260		3,374,076
Share of other comprehensive income of associates and joint ventures			—		—		—		24		—		—		—		24
Gains on cash flow hedging instruments			—		—		—		53,923		—		—		—		53,923
Losses on hedging instruments of net investments in foreign operations			—		—		—		(14,659)		—		—		—		(14,659)
Insurance finance expenses			—		—		—		(2,117,504)		—		—		—		(2,117,504)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(52,863)		—		—		—		(52,863)

Total comprehensive income for the year			—		—		—		1,149,763		4,622,590		—		(74,875)		5,697,478

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		(586,931)		—		—		(586,931)
Issuance of hybrid securities			—		598,552		—		—		—		—		429,078		1,027,630
Dividends on hybrid securities			—		—		—		—		(184,915)		—		(57,179)		(242,094)
Acquisition of treasury shares			—		—		—		—		—		(571,745)		—		(571,745)
Retirement of treasury shares			—		—		—		—		(242,096)		242,096		—		—
Ownership changes in subsidiaries			—		—		(292,815)		—		—		—		366,380		73,565

Total transactions with shareholders			—		598,552		(292,815)		—		(1,578,912)		(329,649)		738,279		(864,545)

Balance as of December 31, 2023		~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,152,644	~~W~~	31,934,600	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,636,190

Balance as of January 1, 2024		~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,152,644	~~W~~	31,934,600	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,636,190

Comprehensive income for the year
Profit (loss) for the year			—		—		—		—		5,078,221		—		(49,615)		5,028,606
Remeasurements of net defined benefit liabilities			—		—		—		(85,946)		—		—		571		(85,375)
Currency translation differences			—		—		—		547,337		—		—		35,535		582,872
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		1,216,509		(2,647)		—		(427)		1,213,435
Share of other comprehensive income of associates and joint ventures			—		—		—		165		—		—		—		165
Gains (losses) on cash flow hedging instruments			—		—		—		34,763		—		—		(22)		34,741
Losses on hedging instruments of net investments in foreign operations			—		—		—		(186,708)		—		—		—		(186,708)
Insurance finance expenses			—		—		—		(3,176,328)		—		—		—		(3,176,328)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(5,514)		—		—		—		(5,514)

Total comprehensive income for the year			—		—		—		(1,655,722)		5,075,574		—		(13,958)		3,405,894

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		(899,971)		—		—		(899,971)
Issuance of hybrid securities			—		399,059		—		—		—		—		756,317		1,155,376
Dividends on hybrid securities			—		—		—		—		(199,800)		—		(77,162)		(276,962)
Redemption of hybrid securities			—		(349,284)		—		—		—		—		(659,866)		(1,009,150)
Acquisition of treasury shares			—		—		—		—		—		(820,000)		—		(820,000)
Disposal of treasury shares			—		—		3,975		—		—		234,600		—		238,575
Retirement of treasury shares			—		—		—		—		(515,177)		515,177		—		—
Ownership changes in subsidiaries			—		—		—		—		—		—		12,198		12,198
Others			—		—		(5,157)		—		—		—		(34,806)		(39,963)

Total transactions with shareholders			—		49,775		(1,182)		—		(2,201,954)		(70,223)		(3,319)		(2,226,903)

Balance as of December 31, 2024		~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(in millions of Korean won)

	Notes	2024		2023
Cash flows from operating activities
Profit for the year		~~W~~	5,028,606	~~W~~	4,526,334

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			29,212		(1,793,351)
Net losses on derivative financial instruments for hedging purposes			168,387		53,073
Provision for credit losses			2,044,286		3,146,409
Net losses on financial investments			103,986		255,989
Share of loss (profit) of associates and joint ventures			16,884		(33,110)
Depreciation and amortization expense			916,295		865,927
Other net losses on property and equipment/intangible assets			145,164		131,270
Share-based payments			140,453		69,703
Post-employment benefits			177,481		155,720
Net interest expense			6,122		274,681
Losses on foreign currency translation			620,754		200,486
Insurance finance income			(10,922,966)		(7,695,017)
Reinsurance finance expense			1,659,880		1,318,610
Other expenses			793,690		827,254

			(4,100,372)		(2,222,356)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(700,633)		(6,247,689)
Derivative financial instruments			(207,969)		(152,753)
Loans measured at fair value through other comprehensive income			(646,377)		(252,695)
Loans measured at amortized cost			(27,515,988)		(15,308,932)
Current income tax assets			(95,539)		(39,627)
Deferred income tax assets			5,201		(84,148)
Other assets	39		1,393,446		(3,775,944)
Financial liabilities at fair value through profit or loss			(183,609)		(1,467,780)
Deposits			23,821,056		12,195,807
Current income tax liabilities			385,385		(853,347)
Deferred income tax liabilities			367,748		245,859
Other liabilities			(4,948,829)		9,967,626
Insurance contract assets			(46,550)		(146,335)
Reinsurance contract assets			(1,498,923)		(1,470,578)
Insurance contract liabilities			11,807,838		9,009,220
Reinsurance contract liabilities			49,018		37,217
Investment contract liabilities			1,106,677		148,937

			3,091,952		1,804,838

Net cash inflow from operating activities			4,020,186		4,108,816

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023 (cont’d)

(in millions of Korean won)

	Notes	2024		2023
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(44,552)		(48,122)
Disposal of financial asset at fair value through profit or loss			15,648,112		12,389,938
Acquisition of financial asset at fair value through profit or loss			(16,365,119)		(11,312,232)
Disposal of financial investments			45,225,323		43,472,217
Acquisition of financial investments			(47,328,121)		(47,125,014)
Disposal of investments in associates and joint ventures			98,497		99,834
Acquisition of investments in associates and joint ventures			(339,469)		(114,904)
Disposal of property and equipment			18,616		8,177
Acquisition of property and equipment			(337,178)		(350,138)
Disposal of investment property			264,948		3,669
Acquisition of investment property			(88,756)		(1,018,598)
Disposal of intangible assets			21,073		5,359
Acquisition of intangible assets			(289,731)		(330,427)
Net cash flows from changes in ownership of subsidiaries			88,528		1,297,001
Others			(397,226)		(496,252)

Net cash outflow from investing activities			(3,825,055)		(3,519,492)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(216,883)		(73,335)
Net decrease in borrowings			(4,358,474)		(2,223,069)
Increase in debentures			86,031,647		83,777,490
Decrease in debentures			(80,848,086)		(83,683,272)
Increase in other payables to trust accounts			89,900		2,333,656
Dividends paid to shareholders of the Parent Company			(1,486,978)		(1,151,900)
Issuance of hybrid securities			399,059		598,552
Redemption of hybrid securities			(350,000)		—
Dividends paid on hybrid securities			(199,800)		(184,915)
Acquisition of treasury shares			(820,000)		(571,745)
Redemption of principal of lease liabilities			(311,363)		(235,052)
Decrease in non-controlling interests			115,292		721,101
Others			(28,151)		(546,580)

Net cash outflow from financing activities			(1,983,837)		(1,239,069)

Effect of exchange rate changes on cash and cash equivalents	39		570,985		(58,465)

Net decrease in cash and cash equivalents			(1,217,721)		(708,210)
Cash and cash equivalents at the beginning of the year	39		25,826,588		26,534,798

Cash and cash equivalents at the end of the year	39	~~W~~	24,608,867	~~W~~	25,826,588

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.